Attorneys and Counselors at Law

Daniel H. April

Patrick J. Dolan

Megan H. Koehler

January 22, 2024

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on January 11, 2024 respecting post-effective amendment number 152 (“PEA 152”) to the registrant’s Form N-1A registration statement (the “Registration Statement”), filed via EDGAR on November 29, 2023.

The revisions to the Registration Statement that are described below are expected to be made, in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about January 29, 2024 (hereinafter, the “485B Filing”). In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures unless we specifically state otherwise below.

General Comments

1.          The staff asked the registrant to acknowledge the staff’s pronouncement on October 5, 2016 that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The registrant and its management acknowledge their responsibilities related to the Registration Statement disclosure.

2.          The staff asked the registrant to confirm that incomplete information or information not available at the time PEA 152 was filed will be included in the next post-effective amendment to the Registration Statement.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 603	Website: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

January 22, 2024

Response: The registrant will include in the 485B Filing all required information omitted from PEA 152.

Prospectus Comments

3.          The staff asked the registrant to confirm that the disclosures under the “Principal Investment Strategies” headings for each of the Fund, which are responsive to Item 4(a)(i) of Form N-1A, correlate to the disclosures about Fund strategies which appear under the heading “Additional Information” in the prospectuses and which are responsive to Item 9(b) of Form N-1A. The staff noted specifically in this regard that the Item 4(a)(i) disclosure for the Thornburg Developing World Fund includes a description of the material factors that the registrant’s investment advisor (the “Advisor”) considers when determining if an issuer in that Fund’s portfolio has substantial economic ties to a developing country, and that while the Item 9(b) disclosure lists those same factors under the heading “Developing Country Risks,” the Item 9(b) disclosure also lists a somewhat different set of factors that the Advisor uses to determine if an investment by a particular Fund is tied economically to a country outside of the United States.

Response: The registrant will revise the Item 9 disclosure relating to the factors the Advisor uses to determine if an investment is tied economically to a country outside of the United States, so that those factors correlate to the factors the Advisor uses in determining if an investment is tied economically to a developing country. See the response to comment 18 below. Otherwise, the registrant has reviewed its prospectus disclosures and confirms that the disclosures about the Funds’ principal investment strategies provided in response to Item 4(a)(i) of Form N-1A correlate with the disclosures about the Funds’ principal investment strategies provided in response to Item 9 of Form N-1A.

4.          The staff asked the registrant to include, in the introductory paragraph that appears under the heading “Fees and Expenses of the Fund” for each Fund, the following sentence, in boldface type, as required by Item 3 of Form N-1A: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: The registrant will add the sentence as requested.

5.          The staff noted that across its prospectuses, the registrant sometimes uses the term “developing country” and sometimes uses the term “emerging market.” The staff asked if these terms were synonymous and, if so, requested that the registrant consider either using just one of those terms or adding language to clarify that the two terms mean the same.

Response: The registrant intends the terms “developing country” and “emerging market” to be synonymous in its prospectuses. While the registrant historically used the term “developing country,” the registrant observed that the term “emerging market” was becoming more common in the industry in recent years, and the registrant therefore introduced that term in its prospectuses in 2023 in connection with the launch of the Thornburg Emerging Markets Managed Account Fund. The registrant believes the following factors will prevent any confusion that might arise from the use of the two terms:

(a)	The disclosures for the Thornburg Emerging Markets Managed Account Fund appear in a standalone prospectus applicable to that Fund and the Thornburg Municipal Managed Account Fund, and that standalone prospectus generally only uses the term “emerging markets.”[1] Investors reading that prospectus will therefore not see the term “developing country.”

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

January 22, 2024

(b)	The Item 9 disclosure in the other two prospectuses included in PEA 152 includes a statement explaining that “developing countries” are also known as “emerging market countries.” See the first sentence under the heading “Developing Country Risks” in the Item 9 disclosure in those two prospectuses.

(c)	The description of the factors that the Advisor uses to identify whether or not an issuer is from an emerging market or developing country are the same across all three prospectuses included in PEA 152.

Finally, the registrant notes that, of the twenty-one Funds that appear in the first prospectus in PEA 152, the Thornburg Core Plus Bond Fund is the only Fund that uses the term “emerging markets” as opposed to “developing country” in its Item 4 strategy and risk disclosures. The registrant will modify the Item 4 strategy and risk disclosures for that Fund to clarify that “emerging markets” are also known as “developing countries.”

6.          The staff stated that, if the Thornburg Global Opportunities Fund has a principal investment strategy to select any particular countries or geographic regions for the Fund’s investments, the registrant should identify those countries or regions in the Item 4 disclosure for that Fund.

Response: The allocation of the Thornburg Global Opportunities Fund’s portfolio among different countries or geographic regions may vary over time, and the Fund does not have a principal investment strategy to select among any particular country or geographic region.

7.          The staff noted that the Thornburg Global Opportunities Fund has a principal investment strategy which allows the Fund, under normal market conditions, to invest “a significant portion” of its assets in issuers domiciled in or economically tied to countries outside the United States. The staff asked that the registrant either replace the term “significant portion” with a word like “primarily” or “a majority of,” or define what is meant by the phrase “significant portion.” The staff noted that, if the registrant elects to define the phrase “significant portion,” the staff would not object to including that definition in the portion of the prospectus that responds to Item 9 of Form N-1A. The staff also indicated that it would not object to defining the phrase “significant portion” to mean that the Fund will invest at least 40% of its assets in companies outside the United States, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets in such companies.

Response: The registrant views the current disclosure as adequate to convey the Fund’s intended investment approach and therefore respectfully declines the staff’s comment. In this regard, the registrant believes that the word “significant” appropriately conveys in plain English that the Fund’s investments in non-U.S. companies are important to achieving the Fund’s investment objective and are likely to affect the Fund’s potential risks and returns. The registrant also notes that the Fund’s current disclosure states that the “relative proportions” of investments in U.S. and non-U.S. companies “will vary over time,” which the registrant believes is sufficient to communicate to investors that the amount of the Fund’s assets which will be placed at risk through investments in non-U.S. companies is subject to fluctuation.

1 There is currently one exception, under the heading “Risks of Investing in Depositary Receipts” in the Item 9 disclosure of the standalone prospectus, where the term “developing country” appears. The registrant will update that disclosure in the standalone prospectus to replace the term “developing country” with the term “emerging market.”

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

January 22, 2024

8.        The staff asked the registrant to re-order the disclosure of each Fund’s principal risks in order of the significance of each such risk to the Fund. The staff referred the registrant in this regard to the transcript of a speech delivered by Dalia Blass, Director of the SEC Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018 available at: https://www.sec.gov/news/speech/speech-blass-102518#. The staff also referred to guidance in Accounting and Disclosure Information 2019-08.

Response: The registrant respectfully declines to make the requested change. The registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and believes that the current risk disclosure is presented in a manner that clearly identifies the Funds’ key risks to the Funds’ shareholders and potential investors. The registrant also notes that the significance of a particular risk is fluid and will necessarily vary over time, and at times may vary from day to day, in response to changes in the composition of a Fund’s portfolio and developments affecting particular issuers or the overall market. As a result, the registrant believes that ordering the risk disclosure in the manner suggested may at any given point in time misrepresent the significance of a particular risk, which may confuse or mislead shareholders, who may not otherwise understand that the significance of a Fund’s risks is fluid and likely to change over time. In addition, the registrant notes that in the final rule Release No. IC-34731, the staff declined to require that funds organize principal risk disclosure in order of importance, and that the staff acknowledged in that rule release public comments which expressed concern about the perceived difficulty and subjectivity of ordering risk disclosure, and the potential of increased liability for funds associated with this. Further, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the principal risks’ introductory paragraph states as follows: “[t]he risks are presented in alphabetical order to facilitate readability, and their order does not imply that the realization of one risk is more likely to occur or have a greater adverse impact than another risk. The relative significance of each risk below may change over time.”

9.        The staff asked the registrant to revise the disclosure about each Fund’s portfolio managers included in response to Item 5(b) of Form N-1A, to state that each such portfolio manager is a person responsible for the “day-to-day” management of the Fund.

Response: The registrant will make the requested revision.

10.        The staff stated that, if the Thornburg International Equity Fund has a specific policy with respect to the portion of its portfolio that the Fund may invest in developing countries, the registrant should disclose that policy and its attendant risks in the Item 4 portion of the Fund’s disclosure. The staff also asked the registrant to clarify the disclosure which states that the Thornburg International Equity Fund’s investments in developing countries are under normal conditions expected to comprise “a smaller proportion of the Fund than investments in developed countries.”

Response: The Thornburg International Equity Fund does not have a specific policy with respect to the portion of its portfolio that the Fund may invest in developing countries. The registrant has determined, in response to the staff’s comment, to delete the clause which states that developing country investments are expected to comprise a smaller proportion of the Fund that developed country investments.

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

January 22, 2024

11.        The staff noted that the benchmark index for each of the Thornburg Small/Mid Cap Core Fund and the Thornburg Small/Mid Cap Growth Fund is comprised of companies within a certain market capitalization range and that, according to the disclosure in the prospectus, the market capitalization range of each such index will change over time. The staff asked the registrant to disclose the frequency with which those indices reconstitute.

Response: The registrant will revise the relevant disclosure regarding the benchmark index for each of the Thornburg Small/Mid Cap Core Fund and the Thornburg Small/Mid Cap Growth Fund to read substantially as follows:

“The [Russell 2500 Index—Total Return or Russell 2500 Growth Index – Total Return] is completely reconstituted on an annual basis by the index provider, which generally results in updates to the capitalization range of the index and to the companies included in the index. The capitalization range of companies in which the Fund invests will in general also change annually to reflect the reconstitution of the index.”

12.        The staff asked the registrant to remove the disclosure that currently appears beneath the expense example for the Thornburg Investment Income Builder Fund under the heading “Explanation of Acquired Fund Fees and Expenses,” noting that such disclosure is neither required nor permitted by Form N-1A. The staff also noted that, pursuant to item 3(b)(v) of Form N-1A, the registrant is allowed to clarify in a footnote to the Fund’s Annual Fund Operating Expenses table that, because of the inclusion of acquired fund fees and expenses, the total annual fund operating expenses in the table do not correlate to the ratio of expenses to average net assets shown in the Fund’s Financial Highlights.

Response: The registrant will remove the referenced disclosure. The registrant will also revise current footnote 3 to the Fund’s Annual Fund Operating Expenses table to read substantially as follows:

“The Total Annual Fund Operating Expenses [and Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement] do not match the Ratios to Average Net Assets shown in the Financial Highlights section of the Prospectus, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses (‘AFFE’). AFFE are expenses incurred indirectly by other investment companies in which the Fund holds shares, are not direct costs paid by Fund shareholders, and are not used to calculate the Fund’s net asset value.”

The registrant will also add substantially the same footnote beneath the Annual Fund Operating Expenses table for the Thornburg Summit Fund, considering that that Fund also shows acquired fund fees and expenses in the table.

13.        The staff stated that, if the Thornburg Limited Term Income Fund has a specific policy with respect to the portion of its portfolio that the Fund may invest in U.S. and non-U.S. issuers, the registrant should disclose that policy and its attendant risks in the Item 4 portion of the Fund’s disclosure.

Response: The Thornburg Limited Term Income Fund does not have a specific policy with respect to the portion of its portfolio that the Fund may invest in developing countries.

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

January 22, 2024

14.        The staff asked the registrant to clarify the last paragraph under the “Principal Investment Strategies” disclosure for the Thornburg Short Duration Municipal Fund. In this regard, the staff expressed the view that it is not clear whether the “temporary taxable investments” referred to in that paragraph are intended to describe the ability of the Fund to invest up to 20% of its net assets in taxable securities. The staff also stated that the term “idle funds” in that paragraph was unclear and requested that the registrant clarify the meaning of that term. Finally, the staff reminded the registrant that investment strategies which are not principal investment strategies should not be described in response to Item 4(a)(1) of Form N-1A.

Response: The registrant will revise the referenced paragraph to read substantially as follows:

“The Fund normally invests at least 80% of its net assets in municipal obligations, the income from which is exempt from the regular federal income tax. If the Fund found it necessary to own taxable investments, some of its income would be subject to federal income tax.  The Fund may invest without limit in securities that generate income subject to the alternative minimum tax (“AMT”) on individuals.  Gains realized on investments held by the Fund and not offset by realized losses will be subject to federal income tax.”

The registrant will make a similar revision to the analogous disclosure for the other municipal bond Funds, though in the case of the Thornburg California Limited Term Municipal Fund, the Thornburg New Mexico Intermediate Municipal Fund, and the Thornburg New York Intermediate Municipal Fund, the disclosure will include a reference to the applicable state income taxes in addition to federal income taxes.

15.        The staff asked the registrant to revise the heading of the section “Temporary Investments” in the Item 9 portion of the prospectuses to refer to “Temporary Defensive Positions,” noting that this is the term used in Instruction 7 to Item 9(b) of Form N-1A. The staff also asked the registrant to review and, as necessary, revise the disclosure within that section to clarify the purposes for which these temporary defensive investments may occur, including clarification of the meaning of the term “idle funds.”

Response: The registrant will revise the referenced disclosure to read substantially as follows:

“Temporary Defensive Positions

For temporary defensive purposes, including when Thornburg determines it is necessary to meet the liquidity needs of the Fund, each Fund may purchase short-term, highly liquid securities including, but not limited to, time certificates of deposit, short-term U.S. government securities, commercial paper, and repurchase agreements. Because such short-term securities tend to generate lower investment returns compared to longer-term investments, investments in these short-term and other securities for temporary periods could reduce a Fund’s ability to attain its investment goals, and in the case of Short Duration Municipal Fund, Limited Term Municipal Fund, Limited Term California Fund, Intermediate New Mexico Fund, Intermediate New York Fund, Intermediate Municipal Fund, and Strategic Municipal Income Fund, could result in current income subject to federal and state income taxes.”

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

January 22, 2024

16.        The staff noted that, for any of the Funds that invest primarily in tax-exempt municipal bonds, the registrant should add Item 4 disclosure, if applicable, noting that the Fund’s tax-exempt investments may still be subject to the federal alternative minimum tax (“AMT”).

Response: The registrant will add a sentence to the last paragraph of the “Principal Investment Strategies” disclosure of the referenced Funds noting that each such Fund may invest in securities that generate income subject to the AMT. See that sentence within the quoted language in the response to comment 14 above. In addition, the registrant will add the following disclosure to the “Principal Investment Risks” portion of the referenced Funds’ disclosure:

“Tax Risk – The income on the Fund’s municipal obligations could become subject to federal income or state income tax due to noncompliant conduct by issuers, unfavorable legislation or litigation or adverse interpretations by regulatory authorities. All or a portion of the Fund’s distributions that are exempt from regular federal income tax may nevertheless be taken into account for purposes of the federal AMT and state income tax.”

17.        The staff asked the registrant to delete the clause “[e]xcept as otherwise stated under the caption ‘Principal Investment Strategies” for any Fund” from the first sentence of the Item 9 disclosure under the heading “Identifying Foreign Investments.” The staff noted in this regard that the disclosure about the Funds’ principal investment strategies in Item 9 must correlate with the corresponding disclosure about the Funds’ principal investment strategies in Item 4.

Response: The registrant will delete the referenced clause.

18.        The staff noted the Item 9 disclosure under the heading “Identifying Foreign Investments” which describes six factors the Advisor considers in determining whether an investment is tied economically to non-U.S. countries. The staff stated its view that many of these factors are too broad, and also questions if the list of factors is consistent with the factors that the Advisor is described as using in determining if an investment by a Fund constitutes an investment in a developing country. The staff specifically asked the registrant to clarify the meaning of “significant portion” in the first enumerated factor, to clarify what is meant by the phrase “source of any governmental guarantees or other supports in the fourth enumerated factor, to provide an example of the types of indices or listings that would support the fifth enumerated factor, and to revise the sixth enumerated factor to clarify what is meant by “otherwise exposed to the economic fortunes and risks of countries outside the United States.”

Response: The registrant will revise the referenced disclosure, replacing the six factors in the current disclosure with substantially the following disclosure:

“Thornburg considers the following material factors in determining if an investment is tied economically to one or more countries other than the United States: (i) whether the issuer is included in a benchmark index intended to measure the performance of markets outside the United States; (ii) whether the issuer is organized or headquartered in a non-United States country or maintains most of its assets in one or more such countries; (iii) whether the issuer has a primary listing for its equity securities on a stock exchange of a non-U.S. country; or (iv) whether the issuer derives a majority of its profits, revenues, sales, or income from one or more non-U.S. countries.”

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

January 22, 2024

The registrant notes that the four factors set forth in this new disclosure also correlate with the factors that the Advisor uses in determining if an investment by a Fund constitutes an investment in a developing country.

19.        The staff asked the registrant to revise the last sentence in the first paragraph under the heading “Portfolio Managers,” which is responsive to Item 10(b) of Form N-1A, to note that each Fund’s named portfolio manager is “jointly and primarily” responsible for day-to-day management of the Fund’s portfolio.

Response: The registrant will make the requested edit.

20.        The staff noted that, pursuant to rule 35d-1(a)(3), a fund with a name suggesting that its distributions are exempt from federal or state income tax must adopt a fundamental policy to invest, under normal circumstances, at least 80% of its assets in tax-exempt securities, and that such a fund is not permitted to elect to adopt a non-fundamental policy which can be changed by the fund’s governing board. Given that requirement, the staff stated that the Thornburg Managed Municipal Account Fund must update the disclosure in its prospectus and statement of additional information to provide that its policy on investing at least 80% of its assets in tax-exempt securities is a fundamental policy of the Fund.

Response: The registrant will make the requested edit.

Statement of Additional Information (“SAI”) Comments

21.        The staff noted that, according to disclosures under the heading “Investment Limitations,” each Fund has a fundamental investment policy not to invest more than 25% of its total assets in any one industry. Observing that Section 8(b)(1) of the 1940 Act and Item 16(b)(1) of Form N-1A require a registrant to describe its policies respecting the concentration of investments in a particular industry or group of industries, the staff requested that the Funds clarify how the referenced concentration policies apply to a group of industries. The staff noted in this regard that certain Funds, such as the Thornburg Core Plus Bond Fund, include disclosure indicating that the Fund’s anti-concentration policy does not apply to industry groups, but that such Funds fail to clearly describe the circumstances under which the Advisor would exercise its discretion to concentrate the Fund’s investments in a particular industry group, as indicated by the SEC staff in The First Australia Fund, Inc., SEC Staff No-Action Letter (July 29, 1999).

Response: For every Fund except the Thornburg Emerging Markets Managed Account Fund, the registrant will update the language that appears below the Fund’s enumerated list of fundamental investment limitations to state that the Fund’s limitation on investing more than 25% of its total assets in the same industry also applies to investments in the same group of industries.

For the Thornburg Emerging Markets Managed Account Fund, while the Fund does not have a policy of concentrating in particular industry groups, the nature of the Fund may at times lead to situations in which the Fund’s portfolio is concentrated in one or more such groups. To that end, the registrant notes that the Fund operates differently than most other series of the Trust. The Fund is not available for purchase as a standalone investment, but rather is one component, or “sleeve,” within investment accounts that are separately managed by the Advisor. Most securities within those separately managed accounts are expected to be bought and held outside of the Fund, and the Fund would generally only purchase and hold securities on behalf of the separately managed accounts if the Advisor determines that it would not be feasible for the account to make the purchase except through the Fund. As a result of this operating model, the registrant expects that the Fund will typically hold a small number of securities, sometimes less than ten. Because the Fund is expected to hold so few securities, the Fund’s portfolio could become concentrated in a particular industry group even though the Fund only holds a few – or perhaps even just one – security in that industry group, and even though the Advisor was not actively seeking to concentrate in that group.

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

January 22, 2024

Considering the foregoing, the registrant has determined to retain its existing approach regarding the Thornburg Emerging Markets Managed Account Fund’s investments in industry groups, but to further clarify that approach by revising the paragraph that appears after fundamental investment limitation 7 for the Fund to read substantially as follows:

“For purposes of applying the limitation described in item 7 above, issuers of the following securities will not be considered to be members of any industry: securities of the U.S. Government and its agencies and instrumentalities; except as set forth in the following sentence, municipal obligations the income from which is exempt from the regular federal income tax; and repurchase agreements collateralized by such obligations. Notwithstanding the foregoing, to the extent that the income from a municipal obligation is derived principally from the assets and revenues of non-governmental users, the obligation will be deemed to have been issued from the industry of that non-governmental user. The limitation described in item 7 would not apply to an investment by the Fund in a particular economic sector, such as the utilities, hospital and healthcare facilities, or industrial development sectors. Additionally, although the Fund does not have a policy of investing more than 25% of its assets in groups of industries, the Fund may at times have more than 25% of its assets invested in particular groups of industries because of the limited number of holdings in the Fund’s portfolio. The Fund therefore reserves freedom of action to invest more than 25% of its assets in an industry or group of industries. The views and interpretations by the Fund stated in this paragraph may change due to changes in the law or interpretations of the law, including laws pertaining to municipal obligations and the taxability of interest paid on those obligations, and due to other factors.”

The registrant is cognizant of the requirement in Section 8(b)(1) of the 1940 Act that a fund must briefly indicate the extent to which it intends to exercise its freedom of action in this area “insofar as is practicable,” and the registrant is also cognizant of the staff’s guidance in The First Australia Fund, Inc., SEC No-Action Letter (July 29, 1999) as to how a registrant can satisfy that 1940 Act requirement. In this instance, however, the registrant determined that it is not practicable to provide more detail about the specific industry groups in which the Thornburg Emerging Markets Managed Account Fund’s portfolio may become concentrated. The registrant notes again that there is no policy for that Fund to concentrate in any particular industry groups, that any such concentration which may occur in the future would be a byproduct of the limited nature of the Fund’s portfolio and the Advisor’s bottom-up stock selection, and that the specific industry groups in which such concentration may occur are not currently possible to predict.

22.        The staff noted that, for purposes of applying the policy against concentrating investments in any one industry, the SAI includes disclosure for certain Funds noting that the concentration policy would not apply to the Fund’s investments “in obligations issued by any one state.” The staff noted prior guidance indicating that obligations issued by a state, territory, or possession of the United States or any of their authorities, agencies, instrumentalities or political subdivisions may only be excluded from a fund’s concentration policy if such obligations are tax-exempt. The staff asked the registrant to clarify the disclosure to comport with that guidance.

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

January 22, 2024

Response: The registrant has reviewed the referenced disclosure and determined to delete the reference to “obligations issued by any one state.” The registrant notes in this regard that the paragraph in which that quoted language appears also does already include disclosure explaining that municipal obligations are not considered to be part of an industry if the income from such obligations is exempt from regular federal income tax.

23.        The staff requested that the registrant confirm supplementally that the disclosures in the SAI applicable to the Funds’ retail classes of shares are the same as the disclosures in the SAI applicable to the Funds’ retirement classes of shares, except where differences between those SAI disclosures are warranted because of share-class specific differences (e.g., differences in fees between the share classes, differences in the investors eligible to purchase particular share classes, etc.).

Response: The registrant hereby confirms that the disclosures in the SAIs for the retail and retirement share SAIs are the same, except for: (a) class-specific differences; and (b) the fact that the retirement plan shares’ SAI pertains to fewer Funds than the retail shares’ SAI, and the retail shares SAI may therefore include disclosures about Funds that do not appear in the retirement plan shares’ SAI.

24.        The staff asked the registrant to clarify the disclosure which follows the fifth non-fundamental investment limitation in the SAI for the Thornburg Municipal Managed Account Fund, pertaining to the Fund’s policy of investing at least 80% of its assets in municipal obligations, the income of which is exempt from the regular federal income tax.

Response: The referenced disclosure is intended to refer to the fact that, when determining if the Fund is in compliance with its policy of investing at least 80% of its assets in tax-exempt municipal obligations, the Fund will also consider indirect investments that the Fund may make in such municipal obligations by investing in other investment companies that, in turn, invest substantially of their assets in such obligations. The registrant believes that the inclusion of a reference to those potential indirect investments is appropriate because the focus of rule 35d-1(a)(4) under the 1940 Act is on the nature of the income derived from a municipal fund’s investments, and the Internal Revenue Service has recognized the ability of a municipal fund to treat so-called “exempt interest dividends” paid to it by another investment company in which the fund invests as income that is exempt from the federal income tax. In response to the staff’s comment, however, the registrant will clarify the referenced disclosure by revising it to read substantially as follows:

“For purposes of the applying the limitation described in item [__] above, the registrant will consider both direct investments in tax-exempt municipal obligations, as well as investments in other investment companies that invest substantially all of their assets in tax-exempt municipal obligations.”

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

January 22, 2024

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law